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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No._______)*


                                  ASTRALIS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
           (upon conversion of Series A Convertible Preferred Stock)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     046352
                   ------------------------------------------
                                 (CUSIP Number)

DONALD NICHOLSON                                  KATHRYN A. CAMPBELL, ESQ.
SKYEPHARMA PLC                                    SULLIVAN & CROMWELL
105 PICCADILLY                                    ST OLAVE'S HOUSE
LONDON W1J 7NJ, ENGLAND                           9a IRONMONGER LANE
+44 20 7491 1777                                  +44 20 7710 6500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 10, 2001
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) 13d-1(g), check the following box [_]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)
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                                                                     Page 2 of 9

-------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1    (ENTITIES ONLY)
     SKYEPHARMA PLC/330387911
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE              (a) [ ]
     INSTRUCTIONS)                                                      (b) [X]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
          WC
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          England and Wales
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    33,500,000(1)(2)
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    8,200,000(2)
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,200,000 (1)(2)
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                    [X]
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.0 (2)(3)
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
-------------------------------------------------------------------------------

___________________________

1 In order to facilitate the consummation of the transaction contemplated by the Purchase Agreement by and between Astralis Ltd. and SkyePharma PLC, dated as of December 10, 2001 (the "Purchase Agreement"), Astralis Ltd. and SkyePharma PLC entered into a Stockholders Agreement between SkyePharma PLC, Astralis Ltd. and the other parties listed therein, dated as of December 10, 2001 (the "Stockholders Agreement"), whereby each stockholder agreed to vote its shares of Common Stock and take all other actions necessary to elect the independent directors nominated by the Board of Directors (the "Board") and to elect the nominee nominated to the Board by SkyePharma. SkyePharma does not have the right to dispose (or direct the disposition of) any of the 25,300,000 shares of Common Stock owned by the other parties to the Stockholders Agreement. Accordingly, SkyePharma expressly disclaims beneficial ownership of all such shares.

2 SkyePharma is currently the beneficial owner of 200,000 shares of Common Stock and 1,000,000 shares of Series A Convertible Preferred Stock, and may acquire another 1,000,000 shares of Series A Convertible Preferred Stock within the next 60 days pursuant to the Purchase Agreement. Accordingly, SkyePharma has beneficial ownership of 8,200,000 shares of Common Stock, assuming the purchase of the 1,000,000 additional shares of Series A Convertible Preferred Stock and the conversion of all shares of Series A Convertible Preferred Stock owned or to be purchased by SkyePharma into Common Stock at the current conversion rate of four to one.

3 Based on 37,576,179 shares of Common Stock outstanding on December 10, 2001 and the conversion of 2,000,000 shares of Series A Convertible Preferred Stock into 8,000,000 shares of Common Stock.

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Astralis Ltd., a Delaware corporation (the "Issuer"), which is issuable upon conversion of the Series A Convertible Preferred Stock, par value $0.001 per share (the "Convertible Preferred Stock") held by SkyePharma PLC ("SkyePharma"). The principal executive offices of the Issuer are located at 135 Columbia Turnpike, Suite 301, Florham Park, New Jersey, U.S., 07932.

Item 2.  Identity and Background.

         SkyePharma is a company incorporated under the laws of England and Wales, which is approximately 10.17% owned by Dr. Jacques Gonella, a Swiss citizen. The principal business of SkyePharma is to develop methods for delivering drugs in the human body based on five technology platforms in the following areas: oral, inejectable, inhalation, topical and nano-particulate. The business address of SkyePharma is SkyePharma PLC, 105 Piccadilly, London, England W1J 7NJ.


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                                                                     Page 4 of 9

         Neither SkyePharma, nor, to the best of its knowledge and belief, any of its executive officers or directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Annex A hereto sets forth with respect to each executive officer and director of SkyePharma the following information: (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source of funds for the two million shares of Convertible Preferred Stock convertible into eight million shares of Common Stock to which this Statement relates was and will be SkyePharma's working capital. The total amount was 20,000,000 U.S. dollars in cash of which 10,000,000 U.S. dollars was paid on December 10, 2001, and 10,000,000 U.S. dollars will be paid no later than January 31, 2003, in each case in accordance with the Purchase Agreement by and between the Issuer and SkyePharma PLC, dated as of December 10, 2001 (the "Purchase Agreement"). The source of funds for the purchase of SkyePharma's 200,000 shares of Common Stock was also SkyePharma's working capital, and the total amount paid was 520,000 U.S. dollars.

Item 4.  Purpose of the Transaction.

         The purpose of the acquisition of the Convertible Preferred Stock by SkyePharma was and is for investment.

         Pursuant to the terms of the Purchase Agreement, on December 10, 2001 SkyePharma purchased 1,000,000 newly-issued shares of Convertible Preferred Stock convertible into 4,000,000 shares of Common Stock, and on or before January 31, 2003, SkyePharma will purchase an additional 1,000,000 newly-issued shares of Convertible Preferred Stock convertible into 4,000,000 shares of Common Stock subject to the conditions set forth in sections 5, 6 and 7 of the Purchase Agreement.

         Pursuant to Section 3 of the Certificate of Designation, Preferences and Rights of the Series A Convertible Preferred Stock of Astralis Ltd. filed on December 7, 2001 (the "Certificate of Designations"), the number of shares of Common Stock that SkyePharma has the right to receive upon conversion of its shares of Convertible Preferred Stock may be increased or decreased in certain situations, such as stock splits or consolidation, and may be increased on December 10 of each of the next three years depending on the market price of Common Stock or the non-occurrence of certain events. In addition, the holders of the Convertible Preferred Stock have the right to nominate and elect one member to the Board of Directors of the Issuer (the "Board").

         Pursuant to the terms of the Stockholders Agreement, after all the shares of Convertible Preferred Stock have been converted into shares of Common Stock, SkyePharma has the right to designate one nominee for election to the Board, and the parties to the Stockholders Agreement have the obligation to vote for this nominee for election to the Board. In addition, as of March 31, 2002, each stockholder who is a party to the Stockholders Agreement has agreed to vote for the independent directors nominated by the Board for election to the Board.

         Except as set forth in this Statement, as of the date of the filing of this Statement, neither SkyePharma, nor, to the best of its knowledge and belief any of its executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The percentage interest held by SkyePharma presented below is based on the number of shares of Common Stock reported by the Issuer to SkyePharma as outstanding at December 10, 2001. Assuming (i) the purchase of an additional 1,000,000 shares of Convertible Preferred Stock under the Purchase Agreement and (ii) the conversion of all shares of Convertible Preferred Stock owned and to be acquired by SkyePharma into Common Stock, SkyePharma would be the beneficial owner of 8,200,000 shares of the Common Stock, representing approximately 18.0% of the Common Stock issued and outstanding. Jose Antonio O'Daly ("Mr. O'Daly") is the beneficial owner of 13,915,000, shares of the Common Stock representing approximately 37.0% of the Common Stock issued and outstanding. Mike Ajnsztajn ("Mr. Ajnsztajn") is the beneficial owner of 8,855,000, shares of the Common Stock representing approximately 23.6% of the Common Stock issued and outstanding and Gaston Liebhaber ("Mr. Liebhaber") is the beneficial owner of 2,530,000, shares of the Common Stock representing approximately 6.7% of the Common Stock issued and outstanding. Except as set forth in this Item 5, neither SkyePharma, nor to the best of its knowledge and belief, any of its executive officers or directors named in Annex A hereto, beneficially owns any shares of Common Stock.

         (b) SkyePharma has the shared power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, its 8,000,000 shares of Common Stock that would be issued on the conversion of all of its shares of Convertible Preferred Stock and its 200,000 shares of Common Stock.

         (c) Mr. O'Daly, a citizen of Venezuela, is the Chairman of the Board of Astralis. Mr. Ajnsztajn, a citizen of Brazil, is the President of Astralis. Mr. Liebhaber, a citizen of Brazil, is the Senior Vice-President of Astralis. The business address for Messrs. O'Daly, Ajnsztajn and Liebhaber is c/o Astralis, Ltd., 135 Columbia Turnpike, Suite 301, Florham Park, New Jersey, U.S., 07932.

         To the best of SkyePharma's knowledge and belief, none of Mr. O'Daly, Mr. Ajnsztajn or Mr. Liebhaber during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (d) In addition to the purchase of shares of Convertible Preferred Stock as described in connection with the Purchase Agreement above, SkyePharma also purchased 100,000 shares of Common Stock for $1.60 per share pursuant to a private placement on November 13, 2001, and 100,000 shares of Common Stock for $3.60 per share in the name of Thornaby Limited for the beneficial interest of SkyePharma on September 28, 2001. To the best of SkyePharma's knowledge and belief, none of its executive officers or directors named in Annex A hereto has effected any transaction in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         SkyePharma and the Issuer entered into the Purchase Agreement pursuant to which SkyePharma shall purchase 1,000,000 newly-issued shares of Convertible Preferred Stock convertible into 4,000,000 shares of Common Stock, on or before January 31, 2003, subject to the conditions set forth in sections 5, 6 and 7 of the Purchase Agreement.

         SkyePharma, the Issuer and the parties listed in Annex A thereto have entered into a Stockholders Agreement, dated as of December 10, 2001, which contains the terms that are summarized below.

         Board of Directors.

         As of March 31, 2002, the Board shall be comprised of at least six directors and include at least two independent directors, who shall be nominated by the Board. After all the shares of Convertible Preferred Stock that were purchased by SkyePharma pursuant to the Purchase Agreement have been converted into shares of Common Stock, one director shall be nominated by SkyePharma (the "SkyePharma Director") who shall also serve on each Committee of the Board.

         If, at any time that the Stockholders Agreement is in effect, SkyePharma requests that the SkyePharma Director be removed (with or without cause), then each stockholder shall vote all shares of Common Stock owned or held of record by such stockholder to effect the removal and vote for the replacement director designated by SkyePharma.

         If a vacancy is created on the Board at any time by reason of death, disability, retirement, resignation, removal or otherwise of the SkyePharma Director, SkyePharma shall be entitled to nominate a successor director to fill the vacancy created thereby.

         Stockholder Votes.

         Each stockholder has agreed to vote its shares of Common Stock at any regular or special meeting of stockholders of the Issuer or in any written consent executed in lieu of such a meeting of stockholders, and shall take all other actions necessary to elect the independent directors and to elect the nominee nominated to the Board by SkyePharma.

         Each stockholder has agreed not to deposit any shares of Common Stock in a voting trust or subject the shares of Common Stock to any agreement, arrangement or understanding with respect to the voting of the shares of Common Stock inconsistent with the Stockholders Agreement.

Item 7.  Material to be filed as Exhibits.

1. Purchase Agreement, dated as of December 10, 2001, among the Issuer, incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of the Issuer, filed by the Issuer on December 14, 2001 (File Number 000-30997).

2. Stockholders Agreement, dated as of December 10, 2001, among the Issuer, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of the Issuer, filed by the Issuer on December 14, 2001 (File Number 000-30997).




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                                                                     Page 9 of 9


SIGNATURES

         After reasonable inquiry and to the best of my knowledge and `belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2001

                                 SKYEPHARMA PLC



                                 By: /s/ Donald Nicholson
                                    ----------------------------------------
                                    Donald Nicholson
                                    Chief Financial Officer

                                     ANNEX A

The name, position, present principal occupation and citizenship of each director and executive officer of SkyePharma is set forth below.

The business address for SkyePharma and each of the executive officers and directors listed below is SkyePharma PLC, 105 Piccadilly, London, England W1J 7NJ.


Name                                     Position/Present Principal Occupation or         Citizenship
                                         Employment
Ian Gowrie-Smith                         Executive Chairman                                Australian
Michael Ashton                           Chief Executive Officer and Director              Australian
Donald Nicholson                         Finance Director                                  British
Suzanne V. McLean                        International Legal Counsel and Company           British
                                         Secretary
ACM Sir Michael Beavis                   Senior Independent/                               British
                                         Non-Executive Director/Retired
R. Stephen Harris                        Director/Non-Executive Director of Advanced       British
                                         Medical Solutions Group Plc, Pharmaceutical
                                         Profile Limited, Microscience Limited and
                                         Trigen Ltd.
Dr. Keith Mansford                       Director/Chairman of the Mansford Associates      British
Dr. Argeris (Jerry) Karabelas            Director/External Director of Layton              American
                                         Biosciences, California; Fox Chase Cancer
                                         Center and the University of the Sciences in
                                         Philadelphia
Walter Zeller                            Director/Non-Executive Director of Henkel and     Swiss
                                         Cie AG
